March 30, 2016

VIA EDGAR TRANSMISSION

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549
Attn.: Matthew Crispino, Attorney-Advisor

Re: Perion Network Ltd. (the "Company")
      Registration Statement on Form F-3, as amended
      File No. 333-208785 (the "Form F-3")

Dear Mr. Crispino:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the Form F-3 be accelerated so that the same may become effective at 4:00 p.m., Eastern time, on Thursday, March 31, 2016, or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact the undersigned at +972-73-398-1289, if you have any questions or require additional information.

Sincerely, /s/ Yacov Kaufman Yacov Kaufman Chief Financial Officer

cc:	Limor Gershoni Levy, Senior VP and General Counsel Richard H. Gilden, Kramer Levin Nafalis & Frankel LLP Adam M. Klein, Goldfarb Seligman & Co.